Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                           CERTIFICATE
Exelon Corporation                                              OF
File No. 70-9693                                           NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period from October 20, 2000, when Exelon became a registered holding company, though December 31, 2000. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000.0 million. At December 31, 2000, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $744.0 million, and accordingly, at December 31, 2000, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,256.0 million. At December 31, 2000, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $332.0 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3.     At December 31, 2000,  the  consolidated  capitalization  ratio of Exelon was: debt 66%, common equity 31%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4. At December 31, 2000, the market-to-book ratio of Exelon's common stock was 3.1x.

5. In the fourth quarter of 2000, Exelon invested or committed to invest in Sithe Energies, Inc., an EWG that counts against the Modified Rule 53 Test. Reference response under Item 2 for additional information.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG and FUCO Project and related growth in retained earnings.


7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG/FUCO Project, net income and revenues of Exelon's EWG and FUCO Projects.


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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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8.     Sale of any Common Stock or Preferred  Securities issued by Exelon during the fourth quarter of 2000, and the purchase price per share and the market price per share at the date of the agreement of sale.

             Between the period of October 20, 2000 and December 31, 2000, 563,718 employee stock options were exercised with a price range of $58.375 per share to $71.00 per share. The average price for the period was $64.872. During that period, 381.3 shares were also issued to Directors as part of their compensation at prices ranging from $65.55 per share to $66.25 per share.

9.     Options issued or issuable during quarter.

             Exelon issued 4,562,200 employee stock options at $59.50 per share on October 20, 2000.


10. Exelon common stock transferred to a seller of securities of a company being acquired during the fourth quarter of 2000, including the number of shares issued, the value per share and whether the shares are restricted in the hands of the acquirer.

                  None

11.   Guarantees issued

      The following guarantees were issued during the 4th quarter of 2000.

       Name of Parent      Name of Subsidiary                     Amount                Terms
         Purpose
       Exelon              ComEd                             $ 35,000,000            Annual Review
       Credit Support

       Exelon              ComEd                             $  4,000,000            Annual Review
       Credit Support

       Exelon              PECO                              $128,000,000            Annual Review
       Credit Support

       Exelon              PECO                              $100,000,000            Annual Review
       Operating Obligations

       Exelon              Unicom Enterprises                $  8,893,349              12 Months
       Lease Obligations

       Exelon              Unicom Enterprises                $131,104,028              12 Months
       Insurance Support

       Exelon              Unicom Enterprises                $  1,532,000              12 Months
       Project Financing

       Exelon              Unicom Enterprises                $ 62,844,312              12 Months
       Operating Obligations

       Exelon              PECO                              $487,141,000              12 Months
       Insurance Support



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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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12.    Exelon indebtedness issued during the fourth quarter of 2000.

         A. Two draw-downs totaling $1.21 billion pursuant to a $1.25 billion term loan agreement with Bank One, NA, Credit Suisse First Boston and Citibank, NA at interest rates ranging from 7.562% to 7.625%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the fourth quarter of 2000.

         A. Commercial paper issued through Bank One on behalf of PECO Energy Company during the fourth quarter, ranging from $180 million to $400 million, at an average interest rate of 6.80%.

         B.     Contributions to and Loans From the Utility Money Pool

                     Contributions to the Utility Money Pool
                               Outstanding Amounts

Date             ComEd                  PECO                      Total
-----------      -----------------      --------------------      -------------

12/22/2000       $400,000,000           -                         400,000,000
12/23/2000       $400,000,000           -                         400,000,000
12/24/2000       $400,000,000           -                         400,000,000
12/25/2000       $400,000,000           -                         400,000,000
12/26/2000       $400,000,000           -                         400,000,000
12/27/2000       $400,000,000           -                         400,000,000
12/28/2000       $400,000,000           -                         400,000,000
12/29/2000       $400,000,000           -                         400,000,000
12/30/2000       $400,000,000           -                         400,000,000
12/31/2000       $400,000,000           -                         400,000,000



                          Loans from Utility Money Pool
                               Outstanding Amounts

Date             ComEd                  PECO                      Total
-----------      -----------------      --------------------      -------------

12/22/2000       -                      $400,000,000              $400,000,000
12/23/2000       -                      $400,000,000              $400,000,000
12/24/2000       -                      $400,000,000              $400,000,000
12/25/2000       -                      $400,000,000              $400,000,000
12/26/2000       -                      $400,000,000              $400,000,000
12/27/2000       -                      $400,000,000              $400,000,000
12/28/2000       -                      $400,000,000              $400,000,000
12/29/2000       -                      $400,000,000              $400,000,000
12/30/2000       -                      $400,000,000              $400,000,000
12/31/2000       -                      $400,000,000              $400,000,000




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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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Interest Rates for Utility Money Pool

     Date                Interest Rate
----------------      --------------------

     12/22/2000              6.52
     12/23/2000              6.52
     12/24/2000              6.52
     12/25/2000              6.52
     12/26/2000              6.52
     12/27/2000              6.52
     12/28/2000              6.52
     12/29/2000              6.49
     12/30/2000              6.49
     12/31/2000              6.49




14. Amount and terms of any financing consummated by any Non-Utility Subsidiary during the fourth quarter of 2000 not exempt under Rule 52.

                  None

15.    Notional  amount  and  principal  terms  of  any  hedge   instruments  or
       anticipatory hedges entered into the fourth quarter of 2000 and parties thereto.

                  None

16. The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the fourth quarter of 2000 and the amount and terms of any securities issued by such subsidiaries during the quarter.

       Parent Company                  Subsidiary Company                  Amount
       --------------                  ------------------                  ------
       PECO Energy Company             Exelon Infrastructure, Inc.         $158,258,682.
       Exelon Infrastructure, Inc.     PACE Engineering, Inc.              $  8,550,155.
       Exelon Infrastructure, Inc.     Electric Services, Inc.             $  7,124,274.
       Exelon Infrastructure, Inc.     MJ Electric, Inc.                   $143,291,036.
       Unicom Enterprises, Inc.        Unicom Energy Services, Inc.        $  4,920,000.
       Unicom Enterprises, Inc.        Unicom Mechanical Services          $  3,570,000.
       Unicom Energy Services, Inc.    Systems Corp.                       $  7,106,996.
       Unicom Energy Services, Inc.    Unicom Energy, Inc.                 $  2,850,000.
       Unicom Energy, Inc.             Allenergy Gas & Electric            $ 22,849,621.
       Allenergy Gas & Electric        Texas-Ohio Gas, Inc.                $   (403,352.)
       UT Holdings, Inc.               Northwind Arizona Development       $     19,000.
       UT Holdings, Inc.               Northwind Phoenix, LLC              $    625,000.
       UT Holdings, Inc.               Unicom Thermal Development, Inc.    $  1,000,000.
       UT Holdings, Inc.               Unicom Thermal Technologies, Inc.   $  1,000,000.
       UT Holdings, Inc.               Northwind Midway, LLC               $    215,000.


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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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17.    A list of U-6B-2  forms  filed  with the  Commission  during  the  fourth quarter of 2000, including the name of the filing entity and the date of filing.

                  Quarterly Report filed for Exelon, PECO and ComEd,
                    April 2, 2001.

18. The consolidated and stand-alone balance sheets of Exelon, PECO and ComEd engaging in jurisdictional financing transactions during the fourth quarter of 2000 are attached as Exhibit B.


19. Capital Structure of Exelon and its utility subsidiaries as of December 31, 2000 are as follows (in millions, except percentage data):

                            1
                       Debt                   Common Equity            Preferred Securities of Subsidiaries
                  Amount     Percentage     Amount   Percentage              Amount       Percentage
                  ------     ----------     ------   ----------              ------       ----------
Exelon           $15,239        66%        $7,215       31%                  $630            3%

                            1                                                                         2
                       Debt                   Common Equity                Preferred Stock and COMRPS
                  Amount     Percentage     Amount   Percentage              Amount       Percentage
                  ------     ----------     ------   ----------              ------       ----------

PECO              $7,814        75%        $2,334       22%                  $302            3%

ComEd             $7,230        53%        $6,176       45%                  $328            2%

       1 see definition under Item 3.

       2 COMRPS:

       PECO's COMRPS are Company-Obligated Mandatorily Redeemable Preferred Securities of a Partnership, which holds Subordinated Debentures of the Company.

       ComEd's COMRPS are Company-Obligated Mandatorily Redeemable Preferred securities of subsidiary trusts holding the Company's Subordinated Debt Securities.

20. The consolidated retained earnings analysis of Exelon, PECO and ComEd are attached as Exhibit C.


21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.



Post-effective Amendment No.1 to Form S-4 Registration Statement on Form S-8, filed November 13, 2000, Registration No. 333-37082.

Form S-8 Registration Statement, filed November 13, 2000, Registration No. 333-49780.



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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001

                                           EXELON CORP.



                                           By: /s/ Scott N. Peters
                                               Assistant Corporate Secretary


















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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 4/2/2001
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                                                                       Exhibit B
                                                                     Page 1 of 3

                   Exelon Corporation and Subsidiary Companies
                           Consolidated Balance Sheets
                      For the Year Ended December 31, 2000

                        Assets (In Millions)
Current Assets
 Cash and Cash Equivalents                                           $    840
 Accounts Receivable, net
   Customer                                                             2,137
   Other                                                                  415
 Inventories, at average cost
   Fossil Fuel                                                            157
   Materials and Supplies                                                 297
 Deferred Income Taxes                                                     62
 Other                                                                    276
                                                                      -------
   Total Current Assets                                                 4,184
                                                                      -------

Property, Plant and Equipment, net                                     12,936

Deferred Debits and Other Assets
 Regulatory Assets                                                      7,135
 Nuclear Decommissioning Trust Funds                                    3,109
 Investments                                                            1,583
 Goodwill, net                                                          5,186
 Other                                                                    464
                                                                      -------
   Total Deferred Debits and Other Assets                              17,477
                                                                      -------
Total Assets                                                          $34,597
                                                                      =======

                      Liabilities and Shareholders' Equity

Current Liabilities
 Notes Payable, Bank                                               $    1,373
 Long-Term Debt Due Within One Year                                       908
Accounts Payable                                                        1,193
 Accrued Expenses                                                         720
 Deferred Income Taxes                                                     --
 Other                                                                    457
                                                                      -------
   Total Current Liabilities                                            4,651
                                                                      -------

Long-Term Debt                                                         12,958

Deferred Credits and Other Liabilities
 Deferred Income Taxes                                                  4,409
 Unamortized Investment Tax Credits                                       330
Nuclear Decommissioning Liability for Retired Plants                    1,301
 Pension Obligations                                                      567
 Non-Pension Postretirement Benefits Obligation                           819
 Spent Nuclear Fuel Obligation                                            810
 Other                                                                    907
                                                                      -------
   Total Deferred Credits and Other Liabilities                         9,143
                                                                      -------

Preferred Securities of Subsidiaries                                      630

Commitments and Contingencies

Shareholders' Equity
 Common Stock                                                           6,883
 Deferred Compensation                                                     --
 Retained Earnings(Accumulated Deficit)                                   332
 Treasury Stock, at cost                                                   --
 Accumulated Other Comprehensive Income                                    --
                                                                      -------
   Total Shareholders' Equity                                           7,215
                                                                      -------
Total Liabilities and Shareholders' Equity                            $34,597
                                                                      =======


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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
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                                                                       Exhibit B
                                                                     Page 2 of 3


                  PECO Energy Company and Subsidiary Companies
                           Consolidated Balance Sheets
                      For the Year Ended December 31, 2000

                              Assets (in millions)
Current Assets
 Cash and Cash Equivalents                                           $    303
 Accounts Receivable, net
   Customer                                                               774
   Other                                                                  250
 Inventories, at average cost
   Fossil Fuel                                                            135
   Materials and Supplies                                                 122
 Other                                                                    195
                                                                      -------
Current Assets                                                          1,779
                                                                      -------

Property, Plant and Equipment, net                                      5,158

Deferred Debits and Other Assets
 Regulatory Assets                                                      6,026
 Nuclear Decommissioning Trust Funds                                      440
 Investments                                                              847
 Goodwill, net                                                            326
 Other                                                                    200
                                                                      -------
   Total Deferred Debits and Other Assets                               7,839
                                                                      -------
Total Assets                                                          $14,776
                                                                      =======

                      Liabilities and Shareholders' Equity
Current Liabilities
 Notes Payable - Bank                                                 $   163
Notes Payable - Affiliates                                              1,096
 Long-Term Debt Due Within One Year                                       553
 Accounts Payable                                                         403
 Accrued Expenses                                                         481
 Deferred Income Taxes                                                     27
 Other                                                                     95
                                                                      -------
   Total Current Liabilities                                            2,818
                                                                      -------

Long-Term Debt                                                          6,002

Deferred Credits and Other Liabilities
 Deferred Income Taxes                                                  2,532
 Unamortized Investment Tax Credits                                       271
 Pension Obligations                                                      281
 Non-Pension Postretirement Benefits Obligation                           505
 Other                                                                    427
                                                                      -------
Total Deferred Credits and Other Liabilities                            4,016
                                                                      -------

Company-Obligated Mandatorily Redeemable Preferred Securities
  of a Partnership, which holds Solely Subordinated Debentures of
  the Company                                                             128
Mandatorily Redeemable Preferred Stock                                     37

Commitments and Contingencies

Shareholders' Equity
 Common Stock                                                           1,449
 Preferred Stock                                                          137
 Deferred Compensation                                                     (7
 Retained Earnings (Accumulated Deficit)                                  197
 Treasury Stock, at cost                                                   --
 Accumulated Other Comprehensive Income                                    (1)
                                                                           --
   Total Shareholders' Equity                                           1,775
                                                                      -------
Total Liabilities and Shareholders' Equity                            $14,776
                                                                      =======

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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
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                                                                       Exhibit B
                                                                     Page 3 of 3
                  Commonwealth Edison and Subsidiary Companies
                           Consolidated Balance Sheets
                      For the Year Ended December 31, 2000

                              Assets (In Millions)
Current Assets
 Cash and Cash Equivalents                                           $    141
 Restricted
Cash                                                                       60
 Accounts Receivable, net
   Customer                                                               970
   Other                                                                  279
 Inventories, at average cost
   Fossil Fuel                                                             12
   Materials and Supplies                                                 174
Deferred Income Taxes                                                      89
 Intercompany Receivable from Affiliate                                   400
 Other                                                                    285
                                                                      -------
   Total Current Assets                                                 2,410
                                                                      -------

Property, Plant and Equipment, net                                      7,657

Deferred Debits and Other Assets
 Regulatory Assets                                                      1,110
 Nuclear Decommissioning Trust Funds                                    2,669
 Investments                                                              175
Goodwill, net                                                           4,766
 Notes Receivable from Affiliates                                       1,316
 Other                                                                    178
                                                                      -------
   Total Deferred Debits and Other Assets                              10,214
                                                                      -------
Total Assets                                                          $20,281
                                                                     ========

                 Liabilities and Shareholders' Equity

Current Liabilities
 Notes Payable, Bank                                              $        --
 Long-Term Debt Due Within One Year                                       348
 Accounts Payable                                                         597
 Accrued Expenses                                                         148
 Accrued Interest                                                         222
 Accrued Taxes                                                            162
 Other                                                                    329
                                                                      -------
   Total Current Liabilities                                            1,806
                                                                      -------

Long-Term Debt                                                          6,882

Deferred Credits and Other Liabilities
 Deferred Income Taxes                                                  1,837
 Unamortized Investment Tax Credits                                        59
Nuclear Decommissioning Liability for Retired Plants                    1,301
 Pension Obligations                                                      285
 Non-Pension Postretirement Benefits Obligation                           315
 Other                                                                  1,285
                                                                      -------
   Total Deferred Credits and Other Liabilities                         5,082
                                                                      -------

Mandatorily Redeemable Preference Stock                                    --

Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trusts Holding the Company's
 Subordinated Debt Securities                                             328

Commitments and Contingencies

Shareholders' Equity
 Common Stock                                                           2,678
Preferred and Preference Stock                                              7
 Other Paid in Capital                                                  5,388
 Retained Earnings                                                        133
Treasury Stock, at cost                                                (2,023)
 Accumulated Other Comprehensive Income                                    --
                                                                      -------
  Total Shareholders' Equity                                            6,183
                                                                      -------
Total Liabilities and Shareholders' Equity                            $20,281
                                                                      =======



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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
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                                                                       Exhibit C
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
               For the Year Ended December 31, 2000 (in Millions)

Retained Earnings(Accumulated Deficit)
Balance at Beginning of Year                          $(100)
Net Income                                              586
Dividends:
   Common Stock                                        (157)
Capital Stock Activity:
   Expenses of Capital Stock Activity                    --
   Stock Forward Repurchase Contract                     (5)
   Long Term Incentive Plan Issuances                     8
                                                 ----------
Balance at End of Year                                 $332
                                                 ==========

Goodwill Amortization:   $34 million


                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Year Ended December 31, 2000

Retained Earnings (Accumulated Deficit)
Balance at Beginning of Year                          $(100)
Net Income                                              507
Dividends:
   Common Stock                                        (157)
   Preferred Stock                                      (10)
   Unicom Merger Consideration                          (45)
Capital Stock Activity:
   Expenses of Capital Stock Activity                    --
   Stock Forward Repurchase Contract                     (5)
   Long Term Incentive Plan Issuances                     7
                                                 ----------
Balance at End of Year                                 $197
                                                 ==========

Goodwill Amortization:  $10 million


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Year Ended December 31, 2000

Retained Earnings
Balance at Beginning of Year                       $    433
  Net Income                                            599
  Dividends:
     Common Stock                                      (238)
     Preferred and Preference Stock                      (1)
  Capital Stock Activity:
     Expenses of Capital Stock Activity                  (1)
                                                   --------
Balance at October 19, 2000                        $    792
  Merger Fair value Adjustment                         (792)
  Net Income for Post Merger Period
    (from October 20, 2000 to December 31, 2000)        133
                                                   --------
Balance at End of Year                             $    133
                                                   ========

Goodwill Amortization:  $23 million